Exhibit 99.2

Genius Sports Announces Pricing of Upsized Public Offering of Ordinary Shares

LONDON & NEW YORK, June 9, 2021 - Genius Sports Limited (NYSE: GENI) (“Genius Sports” or “the Company”), today announced the upsizing and pricing of the underwritten public offering of 22,000,000 ordinary shares, consisting of 13,000,000 shares being offered by Genius Sports and 9,000,000 shares being offered by certain of its shareholders (the “Selling Shareholders”), in each case, at the public offering price of $19.00 per share, for a total offering size of $418 million. The offering was upsized from the previously announced offering size of 20,000,000 shares, with Genius Sports granting the underwriters a 30-day option to purchase up to an additional 3,300,000 shares. Genius Sports will not receive any proceeds from the sale of ordinary shares offered by the Selling Shareholders. The offering is expected to close on June 14, 2021, subject to customary closing conditions.

Genius Sports intends to use the net proceeds it receives from the offering for general corporate purposes.

Goldman Sachs & Co. LLC is acting as lead bookrunning manager for the offering. Credit Suisse Securities and UBS Investment Bank are also acting as joint bookrunning managers for the offering. Needham & Company, B. Riley Securities, Benchmark, Craig-Hallum, Oakvale Capital LLP and The Raine Group are acting as co-managers for the offering.

The offering of these securities will be made only by means of a prospectus. Copies of the preliminary prospectus may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, by phone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com.

A registration statement, including a prospectus, relating to these securities has been declared effective by the U.S. Securities and Exchange Commission (“SEC”). This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our ability to consummate the offering and our intended use of proceeds. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements.

Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: the effect of COVID-19 on our business; risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; risks related to our ability to achieve the anticipated benefits from the business combination with dMY Technology Group, Inc. II; and other factors included under the heading “Risk Factors” in the preliminary prospectus related to this offering and our other filings with the SEC.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contacts

Media:

Chris Dougan, Chief Communications Officer

+1 (202)-766-4430

chris.dougan@geniussports.com

Tristan Peniston-Bird / Charlie Harrison, The One Nine Three Group

+44 7772 031 886 / +44 7884 136 143

tristan.peniston-bird@the193.com / Charlie.harrison@the193.com

Investors:

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com